NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 6, 2017, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 22, 2017 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between InterOil Corporation and Exxon Mobil Corporation became effective on February 22, 2017. Each InterOil Corporation Common Share will be converted into the right to receive: shares of ExxonMobil common stock worth $45.00, calculated based on the volume weighted average price of shares of ExxonMobil common stock on the NYSE for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to the closing of the Arrangement and a contingent resource payment (CRP) that will be paid into escrow and released upon satisfaction of certain conditions following closing. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 23, 2017.